

D Llee Filing

Securities and Exchange
MAR - 1 2017
RECEIVED

17008955

...ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 30375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/16__ AND ENDING __12/31/16__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__600 Palisade Avenue   Suite 21__
(No. and Street)

__Englewood Cliffs,__   __New Jersey__   __07632__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Richard A. Leech   201-569-2220
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Willner, Peter Douglas CPA__
                    (Name – *if individual, state last, first, middle name*)

__25 Mohegan Trail__   __Saddle River__   __New Jersey__   __07458__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Richard A. Leech_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Bettinger & Leech Financial Corp._____ , as

of _December 31_____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____Richard A. Leech____ ; __Bettinger & Leech Profit Sharing Plan_____

_____

_____


_____
Signature

___President & CEO_____
Title

_____
Notary Public

ADILA M MUSTAFA
Notary Public
State of New Jersey
My Commission Expires Mar 25, 2018

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETTINGER & LEECH FINANCIAL CORP.

FINANCIAL STATEMENTS

As at DECEMBER 31, 2016

Peter D. Willner, CPA   25 Mohegan Trail, Saddle River, New Jersey 07458

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Bettinger & Leech Financial Corp.

We have audited the accompanying balance sheets of BETTINGER AND LEECH FINANCIAL CORP. as of December 31, 2016 and 2015 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of BETTINGER AND LEECH FINANCIAL CORP. at December 31, 2016 and 2015 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of minimum net capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter D. Willner, C.P.A.
February 20, 2017

BETTINGER & LEECH FINANCIAL CORP.

COMPARATIVE BALANCE SHEETS
DECEMBER 31, 2016 & 2015

ASSETS:		2016		2015
Current Assets:				
Cash in Bank	$	610	$	2,659
Due from Brokers and Dealers		2,605		2,517
Investment in Marketable Securities, (at Market Value)		70,648		76,250
Prepaid expenses and other assets		1,884		2,728
Total Assets	$	75,747	$	84,154
LIABILITIES:				
Current Liabilities:				
Accounts payable and accrued expenses	$	4,561	$	4,125
Total Liabilities	$	4,561	$	4,125
STOCKHOLDERS' EQUITY:				
Common Stock – par value $ 1.00 per share,				
authorized 2000 shares, issued and outstanding 75 shares	$	75	$	75
Additional Paid-in-Capital		7,425		7,425
Treasury Stock		(74,526)		(74,526)
Retained Earnings		138,212		147,055
Total Stockholders' Equity	$	71,186	$	80,029
Total Liabilities and Stockholders' Equity	$	75,747	$	84,154

The accompanying notes are an integral part of the financial statements.

7

BETTINGER & LEECH FINANCIAL CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2016 & 2015

Computation of Net Capital

	2016	2015
Total Capital from statement of financial condition	$ 71,186	$ 80,029
Total non-allowable assets	(1,884)	(2,728)
Net Capital before haircuts on securities positions	$ 69,302	$ 77,301
Haircuts on cash & securities on deposit at brokers & dealers	(3,932)	(5,946)
Undue concentration	(1,981)	(4,076)
Net capital	$ 63,389	$ 67,279

Computation of Basic Net Capital Requirement

	2016	2015
Minimum net capital required by 6.667% of $ 4,561 $ 4,125	$ 304	$ 275
Minimum net capital requirements of reporting broker-dealer	5,000	5,000
Net capital requirement	5,000	5,000
Excess net capital	58,389	62,279
Excess net capital at 1000%	57,389	61,279

Computation of Aggregate Indebtedness

	2016	2015
Total A.I. Liabilities	$ 4,561	$ 4,125
Percentage of aggregate indebtedness to net capital	7.20%	6.13%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	7.20%	6.13%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P. A.

BETTINGER & LEECH FINANCIAL CORP.

RECONCILIATION OF STOCKHOLDERS' EQUITY (FINANCIAL REPORT)
WITH THAT OF THE FOCUS REPORT
AS OF DECEMBER 31, 2016 & 2015

	2016	2015
Stockholders' Equity – Financial Report	$ 71,186	$ 80,029
Adjustment:	0	0
Ownership Equity – Focus Report	$ 71,186	$ 80,029

There are no material differences between stockholders' equity as shown in the
Financial Report and the compilation of ownership equity as shown in the statement of
financial condition of the Focus Report, Part II's, of December 31, 2016 or 2015.

PETER D. WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
Bettinger and Leech Financial Corp.

We have examined the financial statements of BETTINGER AND LEECH
FINANCIAL CORP. as of December 31, 2016 and 2015 and have issued our report
thereon dated February 14, 2015. As part of our examination, we made a study and
evaluation of the Company's system of internal accounting control to the extent we
considered necessary to evaluate the system as required by generally accepted auditing
standards required by rule 17a-5(g)(1). This study and evaluation included a review of
the accounting system, the internal accounting controls, and the procedures for
safeguarding the firm's assets. In addition, we reviewed the practices and procedures
followed by the Company in making periodic computations of the minimum financial
requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation
are to establish a basis for reliance on the system of internal accounting control in
determining the nature, timing, and extent of other auditing procedures that are
necessary for expressing an opinion on the financial statements and to provide a basis
for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not
absolute, assurance as to the safeguarding of assets against loss from unauthorized use
or disposition, and the reliability of financial records for preparing financial statements
and maintaining accountability for assets. The concept of reasonable assurance
recognizes that the cost of a system of internal accounting control should not exceed the
benefits derived and also recognizes that the evaluation of these factors necessarily
requires estimates and judgments by management. However, for the purpose of this
report, the determination of weaknesses to be reported was made without considering
the practicality of corrective action by management within the framework of a
cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the years ended December 31, 2016 and 2015, which was made for the purpose set forth in the first paragraph above and which should not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

Peter D. Willner, C.P.A.
February 20, 2017